UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one

Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP 707 Wilshire Boulevard Los Angeles, California 90017 USA (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 6,517,085 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 6,517,085 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 2,250,711 ordinary shares, par value $0.0005 per share, of Bona Film Group Limited (“Ordinary Shares”) owned by Skillgreat Limited have been pledged to Fosun International Holdings Ltd. to secure Skillgreat Limited’s obligations as borrower under a loan agreement it entered into with Fosun International Holdings Ltd. on July 23, 2014.

(2)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(3)                                 Relying on information provided by Bona Film Group Limited (the “Issuer”), this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 331,601 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 331,601 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,601 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 663,201 ADSs held by Peak Reinsurance Company Limited.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fidelidade — Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,185,484 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,185,484 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,185,484 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.9% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the number of Ordinary Shares represented by 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by Fosun International Limited (“Fosun International”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2.  Identity and Background

Item 2 of the Original 13D is hereby amended and supplemented as follows:

The principal business address and principal business of Fosun, Financial Holdings and Lender are set forth in Exhibit 99.2, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of each director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented as follows:

Fosun International has entered into a Consortium Agreement dated as of June 12, 2015 (the “Consortium Agreement”) whereby Fosun International and certain of its affiliates agree to work exclusively with Dong Yu, the founder and chairman of the board of directors of the Issuer (the “Chairman”), Skillgreat Limited (“Skillgreat”) and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (collectively, “Sequoia” and, together with Fosun International, the Chairman and Skillgreat, the “Consortium”) for the purpose of acquiring, directly or indirectly, the Issuer, in a going-private transaction in which, among other things, the Consortium, through a newly-formed acquisition vehicle ( “Parent”), would acquire all of the outstanding Ordinary Shares of the Issuer not already owned by the Consortium (the “Proposed Transaction”).  Pursuant to the Consortium Agreement, the Reporting Persons will contribute the Ordinary Shares beneficially owned by them to Parent, in each case subject to the satisfaction or waiver of the various conditions to the obligations of Parent to be set forth in any definitive agreement and/or other related agreements in respect of the Proposed Transaction.  In addition, the Reporting Persons will cooperate and participate with the other members of the Consortium in (a) the evaluation of the Issuer, including conducting due diligence of the Issuer and its business, (b) discussions regarding the Proposal (as defined below) with the Issuer, and (c) the negotiation of the terms of definitive documentation in connection with the Proposed Transaction.  The Consortium Agreement also requires the Reporting Persons, for a period beginning on the effective date of the Consortium Agreement and ending on the 9-month anniversary of such date, not to (i) make a competing proposal that involves the direct or indirect acquisition of 10% or more of the Issuer’s Ordinary Shares, a sale of all or any significant amount of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Proposed Transaction or (ii) acquire or dispose of any shares, warrants, options or other securities which are convertible into or exercisable for shares in the Issuer, other than through the Proposed Transaction.

On June 12, 2015, the Consortium jointly submitted a non-binding proposal letter (the “Proposal”) to the board of directors of the Issuer (the “Board”) in connection with the proposed acquisition of all of the outstanding ordinary shares of the Issuer not already owned by the Consortium for cash consideration equal to US$13.70 per ADS, or approximately US$27.40 per Ordinary Share.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Select Global Market, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s memorandum and articles of association or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

The description of the Consortium Agreement and the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement and the Proposal, which have been filed as Exhibits 99.7 and 99.8, respectively, to this Schedule 13D and which are incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of June 12, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of June 12, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  None of the Reporting Persons has effected any transactions involving the purchase of ADSs and Ordinary Shares during the last sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Chairman, Skillgreat and Sequoia with respect to the matters described in Items 4 and 6 of this Schedule 13D.  Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Chairman, Skillgreat and Sequoia. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Chairman, Skillgreat or Sequoia or is a member of any group with the Chairman, Skillgreat or Sequoia.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.4

Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade — Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014 (incorporated by reference to Exhibit 99.4 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.5

Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014(incorporated by reference to Exhibit 99.5 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.6

Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.6 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.7

Consortium Agreement, dated as of June 12, 2015, by and among Dong Yu, Skillgreat Limited, Fosun International and its affiliates Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade — Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P.

99.8

Proposal Letter to the board of directors of Bona Film Group Limited, dated June 12, 2015, from Dong Yu, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade — Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 17, 2015

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE — COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director